Exhibit 99.1

For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2022, and the auditors’ reports thereon (for details, see subsection “Financial Statements” under the “Business of the Meeting” section of the management information circular dated March 7, 2023 (the “Information Circular”)); 2. electing the directors (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Information Circular); 3. appointing the auditors (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Information Circular); 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the Information Circular) accepting Canadian National Railway Company’s (the “Company”) approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the Information Circular (for details, see subsection “Advisory Vote on Executive Compensation” under the “Business of the Meeting” section of the Information Circular); 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the Information Circular) accepting the Company’s Climate Action Plan as disclosed in the Information Circular (for details, see subsection “Advisory Vote on Climate Change” under the “Business of the Meeting” section of the Information Circular”); and 6. transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof (for details, see subsection “Other Business” under the “Business of the Meeting” section of the Information Circular). The Board of Directors has fixed March 3, 2023 as the record date (the “Record Date”) for the determination of the holders of common shares entitled to receive notice of the Meeting and vote at the Meeting. Notice of Availability of Materials for the 2023 Annual Meeting of Shareholders Canadian National Railway Company Our annual meeting of holders of common shares (the “Meeting”) will be conducted solely via a live webcast meeting on Tuesday, April 25, 2023 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2023. At this website, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held.

Notice-And-Access This year, as permitted under Canadian securities rules, you are receiving this notification as the Company has opted to use the “notice-and-access” mechanism for delivery of the Information Circular, our annual financial statements for the year ended December 31, 2022 and related Management’s Discussion and Analysis, and other proxy-related materials (collectively, the “Meeting Materials”) to its shareholders. In lieu of mailing physical copies of the Meeting Materials to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access Meeting Materials online and how to request that a paper copy be sent to them. The use of notice-and-access allows for faster access to the Meeting Materials, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. The Meeting Materials are available electronically via the links mentioned below. To receive a physical copy of the Meeting Materials, please follow the instructions set out in this notice. Shareholders who have already signed up for electronic delivery of Meeting Materials will continue to receive them by email. Shareholders will continue to receive by mail a proxy form or voting instruction form enabling them to vote at the Meeting. How to Access the Meeting Materials The Meeting Materials are available on our website (www.cn.ca/en/investors/), on the website of our transfer agent, Computershare Trust Company of Canada (“Computershare”) (www.envisionreports.com/CNR2023), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission website (www.sec.gov) through EDGAR. How to Request a Paper Copy of the Meeting Materials Before the Meeting You may request paper copies of the Meeting Materials at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 22, 2023). Your request should be received at least ten (10) business days prior to the Meeting date (before April 11, 2023) in order to receive the Meeting Materials in advance of the Meeting. You may request paper copies of the Meeting Materials at www.proxyvote.com or by calling 1-877-907-7643 and entering the 16-digit control number provided on the proxy form or voting instruction form and following the instructions provided. A copy of the Meeting Materials will be sent to you within three (3) business days of receiving your request. Please note that you will not receive another form of proxy or voting instruction form. Please retain your current one to vote your common shares. After the Meeting You may request paper copies of the Meeting Materials after the Meeting at no cost by contacting Broadridge at 1-844-916-0609 (for English) or 1-844-973-0593 (for French) or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America). A copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request. Voting You may vote your common shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy or voting instruction form, as applicable, on how to vote using these methods. If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, you may vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.virtualshareholdermeeting.com/CNI2023 and check-in using your 16-digit control number included on your proxy form or voting instruction form, as applicable. The deadline for receiving duly completed forms of proxy or voting instruction forms by mail is 5:00 p.m. (Eastern Daylight Time) on April 21, 2023; or, if you are voting using the telephone or over the Internet ahead of the Meeting, you must have voted before 5:00 p.m. (Eastern Daylight Time) on April 24, 2023. Shareholders are reminded to read the Information Circular and other Meeting Materials carefully before voting their common shares. Questions If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting, you can contact Broadridge at 1-844-916-0609 for English, and 1-844-973-0593 for French; or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America).